FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                            For the month of May 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)








                       GRUPO FINANCIERO HSBC, S.A. DE C.V.
               2006 FIRST QUARTER FINANCIAL RESULTS - HIGHLIGHTS

- Net income for the quarter ended 31 March 2006 was MXN 1,430 million, an increase of 19.9 per cent over the same period in 2005

- The cost:income ratio was 61.7 per cent for the three months ended 31
  March 2006, improving from the 65.1 per cent achieved in the same period in
  2005

- Total assets were MXN 287.9 billion at 31 March 2006, compared with MXN
  239.4 billion at 31 March 2005

Grupo Financiero HSBC, S.A. de C.V.'s primary subsidiary is HSBC Mexico S.A. (the bank), which is subject to supervision by the Mexican Banking and Securities Commission. The bank is required to file periodic financial information for the year on a quarterly basis (in this case for the quarter ending 31 March 2006) and this information is publicly available. Given that this information is available in the public domain, Grupo Financiero HSBC, S.A. de C.V. has elected to file this release.

Results are prepared in accordance with Mexican GAAP (generally accepted accounting principles), with figures denominated in Mexican pesos (MXN). Comparative figures are presented on an actual basis, indexed to constant MXN as at 31 March 2006.

Grupo Financiero HSBC, S.A. de C.V. is a 99.74 per cent owned subsidiary of HSBC Holdings plc (HSBC).

Commentary by Sandy Flockhart, CEO & Group General Manager

"HSBC is off to a good start in Mexico in 2006, with strong growth across our key business and product areas.

"Alongside growing our business we are also continuing to deepen our roots in Mexico and, recently, we inaugurated our new corporate headquarters, Torre HSBC, which is located on Paseo de la Reforma, one of Mexico City's most important avenues. The building is the first environmentally friendly construction of its type in Latin America and HSBC expects to receive a Leadership in Energy and Environmental Design certification from the U.S. Green Building Council. I am also pleased to announce that we remain committed to Corporate and Social Responsibility (CSR), and in 2006 we were recognised as a 'Socially Responsible Company" by the Mexican Center for Philanthropy.

"In March, HSBC reached an agreement to acquire a 19.99 per cent stake in Financiera Independencia S.A. de C.V., a highly successful niche player in the Mexican consumer loans market.

"HSBC continues to work towards being the leading financial services institution in Mexico in the eyes of our customers. We are driving product innovation and service standards. Based on the combination of the knowledge, network and brand of the HSBC Group along with the experience and capabilities of our Mexican colleagues, we have established a strong foundation in Mexico and are poised for continued growth through the remainder of 2006."

Overview

Grupo Financiero HSBC reported strong results in the first quarter of 2006, with net income amounting to 1,430 million pesos, representing an increase of 19.9 per cent over the same period in 2005. Indeed, we saw broad based revenue growth across all product categories. Net interest income, fees and trading all reached record levels during the first quarter. This was coupled with strong performances in our Insurance, pension funds management (Afore), and Panama Bank subsidiaries.

Net interest income growth of 14.8 per cent versus the same period in 2005 was a result of a more profitable balance sheet composition despite a lower interest rate environment. This improved mix reflects robust growth in loans, especially among higher yielding consumer and small and medium-sized business products, coupled with continued growth in low-cost customer deposits.

Fees and commissions performed well, increasing by 19.0 per cent versus the same period in 2005 due to growth in credit cards, membership programmes, mortgages, commercial lending, mutual funds, ATMs and Payments and Cash Management. Trading results were very strong, up 139 per cent over the same period in 2005, benefiting from successful strategic positioning, higher customer volumes and the launching of new products on the back of enhanced treasury systems.

Administrative expenses grew 16.4 per cent versus the same period in 2005, as HSBC continues to invest in training staff and upgrading technology in order to enhance our competitive position within the Mexican market. Personnel costs increased due to additional headcount and variable compensation to support revenue growth and to improve customer service. Operating costs were driven by significant investment in systems and higher marketing expenses. Three years of organic investment have created a robust platform for future growth, while enabling current revenue growth.

Loan impairment charges increased to MXN 617m for the first quarter of 2006, in line with robust consumer lending growth, particularly in credit cards and mortgages. The sale of a legacy portfolio of impaired loans helped to improve the ratio of impaired loans to total loans to 2.2 per cent versus 2.8 per cent at 31 March 2005 and the reserve coverage on non performing loans improved from 31 December 2005 to 176 per cent. The bank's capital adequacy ratio remains solid and in line with the competition.

By customer segment

The personal financial services division reported a strong performance driven by growth in low cost deposits, credit card and mortgage lending and higher transaction-based fee income. Fixed rate mortgage balances increased by 80 per cent versus 31 March 2005, due to improved processing and product innovation. HSBC is the first bank in Mexico to offer pre-approved mortgage loans via the internet. In credit cards, targeted Customer Relationship Management campaigns drove record growth, with balances increasing by 95 per cent and cards in circulation growing by 91 per cent to over 1.2 million cards, compared to 31 March 2005.

Tu Cuenta, our integrated package of financial services for a flat monthly fee, continued its strong performance, with 129,000 packages sold to new customers in 1Q06. This has contributed to strong fee income and low cost funding. Mutual fund balances were up 59 per cent from 31 March 2005, benefiting from an expanded product offering and increased cross sales to our extensive customer base. The HSBC D-2 fund is the largest mutual fund for individual investors in Mexico, and the new HSBC E-3 Capital Protection fund was launched in March.

In commercial banking, there was strong lending and deposit growth concentrated among small and medium-sized businesses and solid fee income from Payments and Cash Management and Estimulo, the combined loan and overdraft product for small businesses.

The corporate, investment banking and markets division continued to strengthen its market position benefiting in part from HSBC's extensive international network for multinational companies. Leveraging the new Group treasury systems installed in 2005, Global Markets revenues performed well, especially among derivatives and debt trading.

The HSBC Group

Grupo Financiero HSBC, S.A. de C.V. is Mexico's fourth largest banking and financial services institution with 1,400 branches, 5,200 ATMs and more than 22,000 employees. For more information, consult our website at www.hsbc.com.mx.

Grupo Financiero HSBC, S.A. de C.V. is a subsidiary of, and 99.74 per cent owned by, HSBC Holdings plc. Headquartered in London, UK, the HSBC Group serves over 125 million customers worldwide through 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

Media enquiries to:
London Richard Lindsay/Richard Beck
Tel: +44 (0) 20 7992 1555/0633

Mexico City Roy Caple
Tel: +52 (55) 5721 6060

Investor relations:
London Patrick McGuinness
Tel: +44 (0) 20 7992 1938

Mexico City Geoffrey Fichte
Tel: +52 (55) 5721 5567

Consolidated Balance Sheet

                                GROUP                      BANK
Figures in MXN MIllions  31Mar06      31Mar05      31Mar06      31Mar05

Assets

Cash and deposits
  in banks                51,704       53,297       47,242       50,637

Investment in Securities  59,537       38,404       57,755       37,193
  Trading securities       9,695          371        9,348            -
  Available for sale
    securities            45,902       33,971       44,467       33,130
  Held to maturity
    securities             3,940        4,062        3,940        4,063

Securities and derivative
  operations                 600          385          600          385
   Repurchase agreements      82          110           82          110
   Derivative transactions   518          275          518          275

Performing loans
  Commercial loans        47,865       35,761       42,328       31,040
  Loans to financial
    intermediaries         5,573        3,543        5,470        3,441
  Consumer loans          29,881       17,262       28,129       15,957
  Mortgage                21,743       17,404       16,744       12,922
  Loans to government
    entities              36,360        7,423       36,361        7,423
  Loans to Fobaproa or
    IPAB                   1,117       43,609        1,118       43,609
Total performing loans   142,539      125,002      130,150      114,392
Non-performing loans
  Commercial loans         1,249        2,058        1,204        2,016
  Consumer loans             932          563          918          555
  Mortgage                   952          860          875          793
  Immediate collection,
    remittances and other     12           77           12           77
Total non-performing
  loans                    3,145        3,557        3,009        3,441
Total loan portfolio     145,684      128,559      133,159      117,833
(-) Allowance for loan
      losses              (5,532)      (6,627)      (5,352)      (6,452)
Net loan portfolio       140,152      121,932      127,807      111,381
Other accounts
  receivable              21,659       11,558       20,995       10,685
Foreclosed assets            323          531          282          476
Property, furniture and
  equipment, net           5,661        4,639        5,414        4,405
Long term investments in
  equity securities        2,431        2,460          200          399
Deferred taxes               850        2,102          712        1,992
Goodwill                   3,288        3,169            -            -
Other assets, deferred
  charges and intangibles  1,673          913        1,482          751

Total Assets             287,879      239,390      262,489      218,304

Liabilities

Deposits                 211,402      184,251      194,386      172,514
  Demand deposits        119,621      107,717      112,652      102,169
  Time deposits           91,781       76,534       81,734       70,345

Bank deposits and other
  liabilities              6,133       10,541        6,133       10,541
   Short term              4,109        8,066        4,109        8,066
   Long term               2,024        2,475        2,024        2,475

Settlement accounts            -          266            -            -

Securities and derivative
  transactions             8,070           97        8,070          363
   Repurchase agreements      60           97           60           97
   Loans with collateral   8,010            -        8,010          266

Other accounts payable    32,292       19,674       31,107       18,428
  Income tax and employee
    profit sharing payable 1,886          461        1,832          429
  Sundry creditors and
    others accounts
    payable               30,406       19,213       29,275       17,999

Subordinated debentures
  outstanding              2,590        2,693        2,208        2,288

Deferred credits              29           65           23           10

Total Liabilities        260,516      217,588      241,927      204,144

Stockholder's Equity

Paid in Capital           20,088       20,088       12,665       10,439
  Capital stock            7,683        7,683        3,817        3,539
  Additional paid in
    capital               12,405       12,405        8,848        6,900

Other reserves             7,273        1,711        7,897        3,721
  Capital reserves           642          471        4,638        1,978
  Retained earnings       12,770        7,900        4,249        3,228
  Surplus from the mark
    to market of available
    for sale securities        -            -           86         (308)
  Result from translation
    of foreign operations     10            -           12           12
  Cumulative effect of
    restatement           (3,732)      (3,734)      (3,402)      (3,339)
  Gains on non monetary
    asset valuation
     Valuation of fixed
      assets                   -            -        1,260        1,260
     Valuation of permanent
      investments         (3,847)      (4,119)        (143)        (150)
  Net Income               1,430        1,193        1,197        1,039
Minority Interest in
  Capital                      2            3            -            1
Total Stockholder's
  Equity                  27,363       21,802       20,562       14,160
Total Liabilities and
  Capital                287,879      239,390      262,489      218,304

                                            GROUP
                                     31Mar06      31Mar05

Memorandum Accounts

Transactions on behalf of third
  parties                             93,610       88,818

Customer current accounts                  1           (7)
  Customer banks                           -            1
  Settlement of customer securities
   and documents                           1           (8)
Customer securities                   72,514       53,173
  Customer securities in custody      71,236       52,350
  Pledged customers securities
   and documents                       1,278          823
Transactions on behalf of customer     2,493        2,552
  Customer repurchase transactions     2,493        2,552
Other transactions on behalf of
  customers                           18,602       33,100
  Investment on behalf of
    customers, net                    18,602       33,100
Other memorandums accounts           492,437      462,083
  Investment of the SAR funds          3,532        3,159
  Integrated loan portfolio          138,578      121,217
  Other memorandum accounts          350,327      337,707

Transactions for the group's
  own accounts                       545,564      334,641

Memorandum Accounts                  545,542      334,628
  Guarantees granted                      58          194
  Irrevocable lines of credit granted  5,360        3,192
  Goods in trust or mandate           69,148       65,232
  Goods in custody or under
    administration                    69,393       52,755
Amounts committed in transactions
  with Fobaproa                           67          899
  Amounts contracted in derivative
    operations                       384,333      196,758
  Securities in custody                3,932        4,114
  Other contingent obligations        13,251       11,484

Repurchase/resale agreements
  Securities receivable under
    repos                             47,824       40,175
  (less) Repurchase agreements       (47,803)     (40,208)
                                          21          (33)

  Reverse repurchase agreements       15,407       10,336
  (less) Securities deliverable
    under repos                      (15,406)     (10,290)
                                           1           46

                                             BANK
                                     31Mar06      31Mar05

Memorandum Accounts

Guarantees granted                        58          194
Other contingent obligations          13,251       11,484
Irrevocable lines of credit granted    5,360        3,192
Goods in trust or mandate             69,148       65,231
Goods in custody or under admin
  -istration                          69,393       52,754
Third party investment banking
  operations, net                     18,602       33,100
Amounts committed in transactions
  with Fobaproa                           67          899
Amounts contracted in derivative
  operations                         384,333      196,759
Investments of retirement savings
  system funds                         3,532        3,159
Integrated loan portfolio            138,578      121,218
Other control accounts               350,326      337,706
                                   1,052,648      825,696

Securities receivable under repos     45,343       37,619
(less) Repurchase agreements         (45,310)     (37,652)
                                          33          (33)

Reverse repurchase agreements         12,914        7,780
(less) Securities deliverable under
  repos                              (12,914)      (7,780)
                                           -            -

Consolidated Income Statement

Figures in MXN Millions              GROUP                        BANK

                             31Mar06      31Mar05        31Mar06       31Mar05

Interest income                6,788        5,962          6,515         5,747
Interest expenses (-)         (2,369)      (2,226)        (2,280)       (2,158)
Monetary position (margin),
  net                           (189)         (52)          (180)          (40)
Net interest income            4,230        3,684          4,055         3,549

Loan loss provisions (-)        (617)        (249)          (601)         (243)
Risk adjusted net interest
  income                       3,613        3,435          3,454         3,306

Fees and commissions           2,360        1,983          2,092         1,742

Fees paid                       (273)        (214)          (262)         (203)

Trading income                   526          220            526           222

Total operating income         6,226        5,424          5,810         5,067

Administrative and personnel
  expenses (-)                (4,336)      (3,724)        (4,036)       (3,438)

Net operating income           1,890        1,700          1,774         1,629

Other income                     365          225            373           223
Other expenses (-)              (202)        (175)          (201)         (170)
Net income before taxes        2,053        1,750          1,946         1,682

Income tax and employee
  profit sharing tax            (769)        (285)          (730)         (249)
Deferred income tax               (7)        (391)           (20)         (394)
Net income before subsidiaries 1,277        1,074          1,196         1,039

Undistributed income from
  subsidiaries                   153          120              1             -
Income from ongoing operations 1,430        1,194          1,197         1,039

Net income                     1,430        1,194          1,197         1,039

Statement of Changes in Shareholder's Equity

GROUP

Figures in Millions of Pesos

                                                                                   Surplus
                                                                                  (deficit)
                                                                                        in
                                                                                  restate-
                                                                   Result from     ment of                        Total
                                                                       foreign       stock                       Stock-
                             Capital    Statutory    Retained         currency    holders'     Net    Minority  holders
                         Contributed     Reserves    earnings     transactions      equity  income    Interest   Equity
Balances as of
  December 31, 2005           20,088          642       7,730               (7)     (7,407)  5,040           2   26,088

Movements Inherent to the
  Shareholders Decision

    -Capitalization of
    retained earnings              -            -       5,040                -           -  (5,040)          -        -
  Total                            -            -       5,040                -           -  (5,040)          -        -

Movements for the
  Recognition of the
  Comprehensive Income

    - Net income                   -            -           -                -           -   1,430           -    1,430
    - Result from foreign
    currency transactions          -            -           -               17           -       -           -       17
    - Cumulative effect of
    restatement                    -            -           -                -           1       -           -        1
    -Gains on non-monetary
    asset valuation                -            -           -                -        (173)      -           -     (173)
Total                              -            -           -               17        (172)  1,430           -    1,275

Balances as of March 31, 2006 20,088          642      12,770               10      (7,579)  1,430           2   27,363

BANK

Figures in Millions of Pesos

                                                        Unrealized                    Deficit in
                                                         loss from    Result from    restatement                  Total
                                                      valuation of        foreign      of stock-         Minor-   Stock
                  Capital  Statutory   Retained     available-for-       currency       holders'    Net ity in- holders
              Contributed   Reserves   earnings    sale securities   transactions         equity income  terest  Equity
Balances as
  of December
  31, 2005         12,516      4,584          -                269             11         (2,256) 4,199       1  19,324

Movements Inherent
  to the
  Shareholders
  Decision

    - Transfer of
    result of
    prior years         -          -      4,199                  -              -              - (4,199)      -       -
  Total                 -          -      4,199                  -              -              - (4,199)      -       -

Movements for the
  Recognition of
  the Comprehensive
  Income

   -Net income          -          -          -                  -              -              -  1,197       -   1,197
   -Unrealized loss
   from valuation of
   available for
   sale securities      -          -          -               (186)             -              -      -       -    (186)
   -Cumulative
   effect of
   restatement        150         54         50                  3              -            (27)     -       -     230
   -Others              -          -          -                  -              -             (3)     -       -      (3)
  Total               150         54         50               (183)             -            (30) 1,197       -   1,238

Balances as of
March 31,
2006               12,666      4,638      4,249                 86             11         (2,286) 1,197       1  20,562


Consolidated Statement of Changes in Financial Position

GROUP

Figures in MXN millions

                                                             31Mar06   31Mar05
Operating activities
  Net income                                                   1,430     1,193
Items included in operations not requiring (providing)funds:
Loss from mark to market valuations                             (527)     (218)
Allowances for loan losses                                       617       249
Depreciation and amortization                                    213       194
Deferred taxes                                                    (7)      391
Undistributed income from subsidiaries, net                     (153)      (120)
  Total operating items not requiring funds                    1,573     1,689
Changes in items related to operations:
Decrease in deposits:                                         (3,428)   (3,124)
Increase in loan portfolio                                    (5,888)    (5,857)
(Increase) decrease in securities and derivative
  transactions, net                                           (1,376)    9,923
Decrease in financial instruments                              3,489        49
Other accounts receivable                                      2,801     2,746
  Funds provided by operating activities                      (2,829)    5,426

Financing Activities:
Subordinated debentures outstanding                              (19)      (14)
Increase (Decrease) in bank and other loans                     (913)    1,187
  Funds used or provided in financing activities                (932)    1,173

Investing Activities:
Increase in property, furniture and equipment, net              (489)     (798)
Increase (decrease) in deferred charges or credits, net           25      (189)
Other investment activities                                      (17)       37
  Funds used in investing activities                            (481)     (950)
(Decrease) increase in cash and equivalents:                  (4,242)    5,649
Cash and equivalents at beginning of period:                  55,946    47,647
Cash and equivalents at end of period                         51,704    53,296

BANK

Figures in MXN millions
                                                             31Mar06   31Mar05

Operating activities
  Net income                                                  1,197      1,039
Items included in operations not requiring (providing) funds:
  Depreciation and amortization                                 204        187
  Allowance for loan losses                                     601        265
  Gains / (losses) from mark to market valuations                97       (203)
  Deferred taxes                                                 20        394
  Undistributed income from subsidiaries, net                    (1)         -
  Value loss estimation for foreclosed assets                    52          -
                                                              2,170      1,682
Changes in Operating Accounts:
  Decrease in retail deposit and money desk                  (4,508)    (3,945)
  Increase (decrease) in bank deposits and other liabilities   (845)     1,187
  Increase in loan portfolio                                 (5,221)    (4,248)
  Decrease in financial instruments                           1,632      8,805
  Decrease in other receivable and payable accounts, net      2,803      2,447
    Funds provided by operations                             (3,969)     5,928

Financing Activities:
  Subordinated debentures outstanding                           (24)       (10)
    Funds used or provided by financing activities              (24)       (10)

Investing Activities:
  Increase in property, furniture and equipment and long
    term investments                                           (319)      (479)
  (Increase) decrease in deferred credits                      (107)        40
  (Increase) in loans to employee                                24          -
    Funds used in investing activities                         (402)      (439)
Increase (decrease) in cash and equivalents                  (4,395)     5,479
Cash and equivalents at beginning of period                  51,638     45,157
Cash and equivalents at end of period                        47,243     50,636










                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 May 2006